Exhibit 99.1

Dominion Diamond Announces Date of Annual and Special Meeting of Shareholders

Provides Update on Strategic Alternatives Review and CEO Search

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--May 1, 2017--Dominion Diamond Corporation (TSX:DDC, NYSE:DDC) (the “Company” or “Dominion”) today announced that its Annual and Special Meeting of Shareholders will take place on June 13, 2017. Shareholders as of the record date, which is the close of business on May 11, 2017, will be entitled to vote at the Annual and Special Meeting. Further details of the Annual and Special Meeting will be included in a Management Information Circular, which is expected to be mailed to shareholders on or about May 19, 2017.

Update on Strategic Alternatives Review Process

As previously announced, the Board of Directors of the Company formed a Special Committee to explore, review, and evaluate a range of potential strategic alternatives focused on maximizing shareholder value. That process is ongoing.

In connection with that process, interested parties, including Washington Corporations, have executed confidentiality agreements with the Company and have been granted access to a confidential data room. The Board of Directors has not set a timetable for the review process nor has it made any decisions related to strategic alternatives at this time, and there can be no assurance that the exploration of strategic alternatives will result in any transaction or change in strategy.

The Company does not expect to comment further on the review process unless and until a specific transaction is approved by the Board of Directors or the Company otherwise decides further disclosure is appropriate or required.

Update on CEO Search Process

As previously announced, the Nominating & Corporate Governance Committee of the Board of Directors has commenced a process to identify potential candidates to assume the role of CEO, and has engaged Korn Ferry to assist in the process. That process is well underway and several qualified candidates have been interviewed, but no timetable for an appointment has been established. An update will be provided as and when further disclosure is appropriate or required.

About Dominion Diamond Corporation

Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Investors:
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media:
Gagnier Communications
Dan Gagnier, 646-569-5897